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SEC FILE NUMBER
008-70399

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Folla Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3722 Shipyard Boulevard
(No. and Street)

Wilmington	NC	27403
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher L. Franklin	401-527-0746	cfranklin@follacapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company LLC
(Name – if individual, state last, first, and middle name)

2617 Huntington Pike	Huntington Valley	PA	19006
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher L Franklin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Folla Capital LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARTHA R. SECHIO MY COMMISSION EXPIRES 11-02-2028 NOTARY PUBLIC ID#766082 STATE OF RHODE ISLAND

Signature: [signature]

Title: Member

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FOLLA CAPITAL LLC

Financial Report

For the Year Ended December 31, 2024

With Report of Independent Registered Public Accounting Firm

SEC ID 8 - **70399**

This report is deemed CONFIDENTIAL inaccordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A Statement of Financial Condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC DOCUMENT.

FOLLA CAPITAL LLC

Table of Contents



Sanville & Company LLC
Philadelphia | New York | Dallas

2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and
Those Charged With Governance of
Folla Capital LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Folla Capital LLC(the "Company") as of December 31, 2024, the related statements of income, changes in members' equity and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter Regarding Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 2. Our opinion is not modified with respect to this matter.

Supplemental Information
The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

This is our initial year as the Company's auditor.
Huntingdon Valley, Pennsylvania
March 24, 2025

FOLLA CAPITAL LLC
Statement of Financial Condition
December 31, 2024

Assets

Current Assets:

Cash & Cash Equivalents	$	14,607
Accounts Receivable		20,500
Prepaid Expenses		736
Other Assets		945
Total Current Assets	$	**36,788**

Liabilities and Members' Equity

Liabilities:

Accounts Payable	$	1,475
Due to Related Party		3,230
Total Liabilities		4,705
Members' Equity		32,083
Total Liabilities and Members' Equity	$	**36,788**

This report is deemed CONFIDENTIAL inaccordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A Statement of Financial Condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC DOCUMENT.

See Accompanying Notes to Financial Statements.

FOLLA CAPITAL LLC
Statement of Operations
For the Year Ended December 31, 2024

Revenues:		
Success Fees Earned	$	9,450
Consulting Income		89,500
Total Revenues		98,950
Operating Expenses:		
Insurance		1,077
Platform and Escrow Agent Fees		36,027
Advertising		18,223
Bad Debts		20,500
Communications and Technology		14,858
Occupancy Expenses		19,605
Professional Fees		31,283
Regulatory Fees and Expenses		4,442
Travel and Entertainment		5,246
Office and Other Expenses		2,354
Total Operating Expenses		153,615
Net Loss	$	(54,665)

This report is deemed CONFIDENTIAL inaccordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A Statement of Financial Condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC DOCUMENT.

See Accompanying Notes to Financial Statements.

FOLLA CAPITAL LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2024

Balance, January 1, 2024	$	35,081
Contributions From Members		51,667
Net Loss		(54,665)
Balance, December 31, 2024	$	32,083

This report is deemed CONFIDENTIAL inaccordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A Statement of Financial Condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC DOCUMENT.

See Accompanying Notes to Financial Statements.

FOLLA CAPITAL LLC
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash Flow From Operating Activities:		
Net Loss	$	(54,665)
Adjustments to Reconcile Net Loss to Net Cash		
Used in Operating Activities:		
Changes in Net Income not Requiring the use of Cash:		
Non-Cash Capital Contributions		20,667
Change in Operating Assets and Liabilities:		
Accounts Receivable		2,000
Prepaid Expenses		(47)
Accounts Payable		(1,727)
Due to Related Party		2,259
Net Cash Used in Operating Activities	$	(31,513)
Cash Flows From Financing Activities		
Contributions From Members		31,000
Net Cash Provided by Financing Activities		31,000
Net Change in Cash		(513)
Cash, Beginning of Year		15,120
Cash, End of Year	$	14,607
Supplemental Disclosure of Non-Cash Financing Activity:		
Expenses Paid by Members on Behalf of the Company	$	20,668

See Accompanying Notes to Financial Statements.

FOLLA CAPITAL LLC

Notes to Financial Statements

1. Summary of Significant Accounting Policies:

Nature of Business: Folla Capital LLC is a North Carolina based Limited Liability Company engaged in the business of assisting Companies prepare for and raise capital under various provisions of the JOBS Act of 2012.

Effective November 5, 2020, the Company became a member of the Financial Industry Regulatory Authority (FINRA”).

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Going Concern and Liquidity: The Company does not have sufficient liquidity to meet its anticipated obligations over the next year from the date of issuance of these financial statements. In connection with the Company’s assessment of going concern considerations in accordance with FASB’s Accounting Standards Update (“ASU”) 201-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the Company has access to funds from the Members that are sufficient to fund the working capital needs of the Company through one year from the date of the issuance of these financial statements.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and receivables from customers. The Company maintains cash and cash equivalents in broker-dealers and banks offering protection for cash by the Securities Investor Protection Corporation ("SIPC") or Federal Depository Insurance Corporation ("FDIC") up to $250,000.

Cash and Cash Equivalents: The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2024 the Company did not hold any cash equivalents.

Fair Value of Financial Instruments: The Company follows FASB guidance with respect to fair value measurements. This guidance provides a framework for measuring fair value under GAAP, for all financial assets and liabilities measured at fair value on a recurring basis (see Note 2).

Allowance for Credit Losses: The Company follows ASC Topic 326, Financial Instruments – Credit Losses (“ASC 326”). ASC 326 impacts the impairment model for certain assets measured at amortized cost by requiring a current expected credit loss (“CECL”) methodology to estimate expected credit losses

1. Summary of Significant Accounting Policies, Continued

Allowance for Credit Losses, Continued:

over the entire life of the financial asset, recorded at inception or purchase. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

The Company's expectation is that credit risk associated with fees receivable is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2024. For the year ended December 31, 2024 credit losses totaled $20,500.

Concentrations: The Company maintains it cash balance in one financial institution. The Company does not consider itself to be at risk with respect to its cash. The Company earned 55% of its revenues from 4 customers.

Revenue Recognition:

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Consulting Fees: The Company provides marketing and business consulting services to customers. Consulting fees are billed monthly and the Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. For the year ended December 31, 2024, the Company earned consulting fee income of $89,500.

1. Summary of Significant Accounting Policies, Continued

Revenue Recognition, Continued:

Success Fee Income: The Company also earns revenue through securing investors to purchase equity securities and other financial instruments for their customers. Revenue is recognized at a point in time upon closing of the equity raise. Revenue is recognized at the point in time upon transfer of the financial instruments to the purchaser. For the year ended December 31, 2024 the Company earned success fee income of $9,450.

Private Placement Fees: The Company provides advisory services in raising capital. Revenue earned for successful closings of raising capital are recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). For the year ended December 31, 2024 the Company did not earn any private placement fees.

The Company had outstanding receivables on December 31, 2023 and December 31, 2024 of $22.500 and $20,500, respectively. The Company had no contract assets or liabilities on December 31, 2023 and December 31, 2024.

Disaggregation can be found on statement of operations for the year ended December 31, 2024.

Income Taxes: The Company has elected to be treated as a partnership under the provisions of the Internal Revenue Code, which provides that the members are taxed on the Company's taxable income or loss. Similar provisions apply for state and local income tax reporting. Accordingly, no provision for income taxes is provided in the accompanying financial statements.

Income Tax Uncertainties: The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2024. The Company is not currently under audit by any tax jurisdiction.

Segment Reporting: The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023. The Company has identified its Chief Executive Officer as the Chief Operating Decision Maker as specified in the ASU 2023-07. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only one reportable segment.

2. Indemnifications:

The Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the manager or officers are, or were, serving at the Company's request in such capacities. The maximum liability under these obligations is limited by the Code of North Carolina; however, the Company's insurance policies serve to further limit its exposure.

3. Regulatory Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12.5 to 1. On December 31, 2024, the Company had net capital of $ 9,902 which was $ 4,902 in excess of required minimum net capital of $ 5,000. The Company's net capital ratio was 47.52%.

The Company does not handle cash or securities on behalf of customers and accordingly has no obligation under SEC Rule 15c3-3.

4. Subsequent Events:

The Company has evaluated subsequent events through the date of this report and has determined there have been no events that have occurred that would require adjustments to or disclosures in the financial statements.

5. Related Party Transactions:

On December 31, 2024 a Member of the Company was owed $3,230 for expenses incurred on behalf of the Company. The 2024 amount was paid as of the date of this report.

The Company leases office space from a Member of the Company on a month-to-month basis. The monthly rent is $1,400 and totaled $16,800 for the year ended December 31, 2024.

FOLLA CAPITAL LLC

Computation for Determination of Reserve Requirement and Information Relating to the Possession or Control Requirement Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2024

The Company does not handle cash or securities on behalf of customers and accordingly has no obligation under SEC Rule 15c3-3.

FOLLA CAPITAL LLC
Computation of Net Capital Pursuant to
Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2024

Members' Equity	$	32,083
Nonallowable Assets:		
Accounts Receivable		20,500
Prepaid Expenses and Other Assets		1,681
Total Nonallowable Assets		22,181
Net Capital Before Capital Charges on Firm Securities		9,902
Less: Haircuts on Firm Securities Positions		-
Net Capital	$	9,902
Amounts Included in Total Liabilities Which Represent Aggregate Indebtedness		
Accounts Payable and Due to Related Party		4,705
Total Aggregated Indebtedness	$	4,705
Minimum Net Capital Required (the Greater if $5,000 or 6 2/3% of Aggregate Indebtedness	$	5,000
Net Capital in Excess of Minimum Requirements	$	4,902
Ratio of Aggregate Indebtedness to Net Capital		47.52%

Note: There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's Amended Form X-17A-5, Part II-A filing as of December 31, 2024, filed on January 28, 2025.

2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

S&Co

Sanville & Company LLC

Philadelphia | New York | Dallas

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and
Those Charged With Governance of
Folla Capital LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which Folla Capital LLC (the "Company") stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3.

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to financial advisory services in connection with mergers, acquisitions and private placement of securities; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

During an examination, FINRA identified two exceptions where the Company accepted Customer funds as an agent and remitted payments to their investors. Upon discovery of this violation, the Company immediately ceased to provide this service to its Customers.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and the Company's other business activities were limited to financial advisory services in connection with mergers, acquisitions and private placement of securities and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Sanville & Company

Huntingdon Valley, Pennsylvania
March 24, 2025

FOLLA CAPITAL LLC

Exemption Report

Folla Capital LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240 17a-5(d)(1) and (4). To the best of my knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. Section 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. section 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal period without exception.

(3) During an examination, FINRA identified two exceptions where the Company accepted Customer funds as an agent and remitted payments to their investors. Upon discovery of this violation, the Company immediately ceased to provide this service to its Customers.

I, Folla Capital LLC, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____

Christopher L. Franklin, Member

See Report of Independent Registered Public Accounting Firm